Mailstop 3233
                                                           August 1, 2018



Via E-mail
David Smetana
Chief Financial Officer
Mack-Cali Realty Corporation
Mack-Cali Realty, L.P.
Harborside 3
210 Hudson Street
Suite 400
Jersey City, New Jersey, 07311

       Re:      Mack-Cali Realty Corporation
                Mack-Cali Realty, L.P.
                Form 10-K for Fiscal Year Ended
                December 31, 2017
                Filed February 21, 2018
                File No. 001-13274 and 333-57103-01
                Form 8-K filed May 2, 2018
                File No. 001-13274

Dear Mr. Smetana:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 8-K filed May 2, 2018

General

   1. We note your references to Net Operating Income ("NOI"), GAAP NOI and Cash NOI in
      narrative and tabular disclosures throughout your exhibits. Please revise future earnings
 David Smetana
Mack-Cali Realty Corporation
Mack-Cali Realty, L.P.
August 1, 2018
Page 2

       releases and supplemental packages to ensure you use consistent labeling in all of your disclosure documents, including your annual and quarterly reports.

Exhibit 99.1

    2. We note your use of NOI in several tables throughout this exhibit. Please clarify for us and in your future supplemental packages if these NOI measures are a subset of either
       GAAP NOI or NOI on page 18, NOI from your segment footnote in your Form 10-Q, or a different NOI measure. In addition, for each table where you present NOI, narratively explain to us the differences between NOI in the table and NOI as presented in your segment footnote. For example, please tell us how the table on page 38 is consistent with
       NOI in your segment footnote.

    3. We note your tabular disclosure of Pro Rata NOI Contributions on page
24. Please
       clarify for us and in your future supplemental packages what is meant by 100% NOI and
       NOI at CLI Share. In this regard, please clarify if the line items within the table relate to consolidated properties with non-controlling interests or unconsolidated properties.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Babette Cooper, Staff Accountant, at 202-551-3396 or me at 202-551-
3295 if you have questions.

                                                              Sincerely,

                                                              /s/ Jennifer
Monick

                                                              Jennifer Monick
                                                              Assistant Chief
Accountant
                                                              Office of Real
Estate and
                                                              Commodities